FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 10, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: November 10, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


6 November 2003               Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("the GSK
                              Trust"), transferred 17,124 Ordinary Shares in the Company to participants in the SmithKline
                              Beecham Employee Share Option Plan 1991.


The Company was advised of this transaction on 7 November 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

10 November 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary and American Depositary Shares of GlaxoSmithKline plc.


7 November 2003               Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), converted 683,004 Ordinary shares in the Company into 341,502 ADS's in the Company which were subsequently sold at a price of US$42.87 per ADS.

                              Abacus Corporate Trustee Limited, as trustee of the GlaxoSmithKline US Trust, ("the GSK US Trust"), purchased 341,502 American Depositary Shares (ADS's) in the Company at a price of US$42.87 per ADS.

                              Abacus (GSK) Trustees Limited, as trustee of the GSK Trust, transferred 11,888 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee Share Option Plan 1991.


The Company was advised of these transactions on 10 November 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

The GSK US Trust is a grantor trust of which all employees or former employees of SmithKline Beecham Corporation and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J-P Garnier is therefore interested in the shares held in the GSK US Trust from time to time in the same way as other employees or former employees of SmithKline Beecham Corporation and its subsidiaries.

S M Bicknell
Company Secretary

10 November 2003

                             Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 7 November 2003, that as a result of movement in the fund on 6 November 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,865,043 to 18,812,224 at an average price of $43.39.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

10 November 2003